

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2024

Michael Sonnenshein
Chief Executive Officer
Grayscale Investments, LLC
290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

> **Re: Grayscale Ethereum Trust (ETH)**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 000-56193**

Dear Michael Sonnenshein:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Joseph Hall